UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-39257

WiMi Hologram Cloud Inc.

(Registrant’s Name)

Room#1508, 4th Building,

Zhubang 2000 Business Center No. 97, Balizhuang Xili,
Chaoyang District, Beijing

The People’s Republic of China, 100020
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

WiMi Hologram Cloud Inc.

Announces Receipt of Minimum Bid Price Notice from Nasdaq

WiMi Hologram Cloud Inc. (NASDAQ: WIMI) (“WIMI” or the “Company”) announced that it has received written notification from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated November 20, 2024, indicating that for the last 30 consecutive business days, the closing bid price for the Company’s security was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5450(a)(1). The Nasdaq notification letter has no current effect on the listing or trading of the Company’s securities on the Nasdaq Global Market.

Pursuant to the Nasdaq Listing Rules 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days, or until May 19, 2025, to regain compliance under the Listing Rules. If at any time during the 180-day compliance period, the closing bid price of the Company’s security is at least US$1 for a minimum of ten consecutive business days, the Nasdaq will provide the Company written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by May 19, 2025, subject to the determination by the staff of Nasdaq, the Company may be eligible for additional time.

The Nasdaq notification letter will have no effect on the Company’s business operations, and the Company will take all reasonable measures to regain compliance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WiMi Hologram Cloud Inc.

By:	/s/ Shuo Shi
Name:	Shuo Shi
Title:	Chief Executive and Operations Officer

Date: November 21, 2024

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

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